EXHIBIT 99.3

November 23, 2005

Saker Holdings Corp.

922 Highway 33

Freehold, NJ 07728

Attention:      Richard Saker

Gentlemen:

GMAC Commercial Finance LLC (“GMAC CF”) is pleased to commit to provide a senior secured and junior secured credit facility which aggregate $105 million (collectively, the “Credit Facilities”) to be provided to Borrower (as defined below).  The Credit Facilities would be used to provide the funds required to finance the purchase (the “Acquisition”) of 100% of the outstanding stock of Foodarama Supermarkets, Inc. (“Foodarama”) not owned or controlled by Borrower, provide funds required to finance the purchase of up to 46,000 shares of the outstanding stock of Foodarama owned or controlled by affiliates of Borrower, refinance existing indebtedness of Foodarama and its subsidiaries and provide for the ongoing working capital and the capital expenditure needs of the Borrower.

The terms and conditions upon which GMAC CF offers the Credit Facilities are as follows:

Borrower:                                                                                    Saker Holdings Corp (“SHC”), an acquisition vehicle to be formed by certain members of the Saker Family.  Immediately after the Acquisition, SHC, Foodarama and Foodarama’s operating subsidiaries will become the joint and several Borrower under the Credit Facilities.

Guarantor(s):                                                                  Borrower’s parent and all of Borrower’s direct and indirect non-Borrower subsidiaries.

Lender:                                                                                                   GMAC CF and such other financial institutions acceptable to GMAC CF that become a party to the credit agreement.

Agent:                                    GMAC CF

Credit Facilities:                                             1.             The Senior Credit Facility shall be comprised of the following loans and facilities and shall be secured by a first priority security interest in all of the Collateral (defined below):

A)                                   A five (5) year $40,000,000 Revolving Credit Facility, governed by a borrowing base consisting of the sum of:

1)             Up to 65% of eligible inventory, plus

2)             The lesser of (i) $7,000,000 or (ii) “in transit cash” subject to Agent’s perfected first priority security interests.

The Revolving Credit Facility shall include a $4,500,000 sub-limit for letters of credit.  The outstanding face amount of all letters of credit shall be subject to a 100% reserve against availability under the Revolving Credit Facility.

B)                                   A five (5) year term loan in the principal amount of $35,000,000 (“Term Loan A”). Term Loan A shall be available in one draw on the closing date and shall be payable in equal quarterly installments of principal commencing on April 1, 2006, according to the following amortization schedule (with the outstanding balance due at maturity):

Loan Year	Amortization
One	$7,000,000
Two	$7,000,000
Three	$7,000,000
Four	$7,000,000
Five	$7,000,000

2.  The Junior Credit Facility shall be a five (5) year term loan in the principal amount of up to $30,000,000 secured by a second priority security interest in all of the Collateral (“Term Loan B”).  Term Loan B shall be available in one draw on the closing date and shall be payable in equal quarterly installments of principal, each in the amount of $75,000 commencing on April 1, 2006, with the outstanding balance due at maturity.  Term Loan B may be documented pursuant to separate agreements, including an intercreditor agreement in form and substance satisfactory to Agent.

In the event that Term Loan A is repaid in full prior to its stated maturity, all scheduled amortization payments that would have been required to be made on Term Loan A shall continue to be made and shall be applied to the payments due on Term Loan B, in the inverse order of their maturity.

Term Loan A and Term Loan B may hereinafter be collectively referred to as the “Term Loans”.

Excess Cash Flow

Recapture and

Mandatory

Prepayments:                                                                  In addition to the scheduled payments described above, Borrower shall be required to make an annual prepayment in an amount equal to 50% of its “excess cash flow” (to be defined in the credit agreement) and shall be required to make prepayments with the proceeds resulting from the disposition of assets (other than the sale of inventory in the ordinary course of business), insurance settlements from casualty losses and from the sale of equity securities.  Any such prepayments shall be applied first to the scheduled installments of Term Loan A and then to the scheduled installments of Term Loan B, in each case, in the inverse order of their maturity.

Borrowing Base

Monitoring:                                                                           Borrower’s inventory shall be monitored by Agent to enable determination of the borrowing base from time to time.  Borrower shall deliver borrowing base reports on a weekly basis or more frequently, as Agent may require.

Interest Rate:                                                                    For the first loan year, Borrower shall pay interest under the Credit Facilities at the following rates, determined by adding the Margin over Basis to the Rate Basis:

	Rate Basis	Margin over Basis
Revolving Credit Facility	Prime Rate LIBOR	2.5% 3.5%
Term Loan A	Prime Rate LIBOR	3.0% 4.0%
Term Loan B	Prime Rate LIBOR	6.25% 7.25%

Following the first anniversary date, the Margin over Basis with respect to the Revolving Credit Facility and Term Loan A shall be subject to quarterly adjustments based on a grid to be determined.

Interest shall be payable monthly in arrears on Prime Rate loans, and at the end of the applicable interest period (but not less frequently than every three months) on LIBOR loans and shall be calculated daily on the basis of a 360-day year for the actual number of days elapsed.  Borrower may elect interest periods of one, two, three, or six months on LIBOR loans. The maximum number of LIBOR loans outstanding at any time shall not exceed five.

Default Rate:                                                                     2% above the stated interest rate.

Security:                                                                                             A perfected security interest in all presently owned and hereafter acquired assets of Borrower and Guarantors and a perfected pledge of all outstanding capital stock or other beneficial interest of the Borrower, and each of its direct and indirect subsidiaries (the “Collateral”).  Liens and/or security interests on the Collateral by other parties would be prohibited without the prior written consent of Agent.

Collections:                                                                             Borrower shall, on a daily basis, (i) transfer to a concentration account at a bank acceptable to Agent all cash receipts of Borrower, and (ii) all funds in the concentration account shall be transferred to Agent and shall be applied, at the direction of the Agent, to reduce the outstanding principal and interest on loans under the Revolving Credit Facility and/or to collateralize Letters of Credit issued in connection with the Revolving Credit Facility.  For the purpose of calculating interest, all proceeds received by Agent shall be credited to Borrower’s loan account on the same business day upon Agent’s receipt of immediately available federal funds.

Financial

Covenants:                                                                                 Standard for transactions of this type as Agent may require. Preliminarily, Agent expects that the financial covenants shall include, but not be limited to: minimum Fixed Charge Coverage; minimum EBITDA; maximum Total Leverage Ratio; maximum Senior Leverage Ratio; maximum annual permitted Capital Expenditures; and maximum annual permitted Capital Leases.

Other Indebtedness:                                The Credit Facilities shall be the only funded debt allowed to be incurred by Borrower except for specific amounts of indebtedness that may be specified in the credit agreement.

Other Representations,

Warranties and

Covenants:                                                                                 Standard for transactions of this type, including, without limitation, periodic (including monthly, quarterly and annual) financial reporting requirements.

Unused Line Fee:                                               ½ of 1% per annum, on the average daily balance of the unused portion of the Revolving Credit Facility, payable monthly in arrears.

Letter of Credit Fee:                            3.5% per annum on the average undrawn face amount of letters of credit, payable monthly in arrears.  In addition, Borrower shall pay any fees, costs or expenses (including fronting fees) due to banks for any bank letters of credit issued for Borrower’s account.

Other Fees:                                                                               Borrower shall pay to GMAC CF, for its own account, the fees set forth in the Fee Letter dated  November 23, 2005 entered into by Richard Saker, the Borrower and GMAC CF.

Conditions Precedent

to Closing of the

Credit Facilities:                                                 Conditions precedent to closing shall include, but are not limited to, the following:

1)                         Agent shall have received a collateral audit conducted by it or its representatives of the business, operations, financial condition, assets and systems of Foodarama and its subsidiaries, with results satisfactory to Agent.

2)                         Agent, in its sole discretion, shall be satisfied that there are no existing environmental liabilities that may have a material adverse impact on the financial condition or prospects of the Borrower.

3)                         The Credit Facilities shall be subject to the execution of formal Credit Agreements and other loan documentation, intercreditor agreements and opinions of counsel fully acceptable to Agent and its counsel.  The documentation shall contain such terms, conditions, representations, warranties, covenants and events of default customary for loans of this type as Agent may require.

4)                         The Agent shall have received insurance policies or binders for insurance in types and amounts, under terms and conditions satisfactory to Agent with appropriate endorsements naming Agent as loss payee and/or additional insured, as appropriate.

5)                         Borrower shall make available to Agent in preliminary and final form, as and when created all documents and schedules pertaining to the tender offer described in paragraph 14 below, the share exchange described in paragraph 15 below, the Acquisition and all related transactions (collectively, the “Transactions”).  All such documents and all terms and conditions of the contemplated Transactions shall be acceptable to Agent.

6)                         The Agent shall have received a business plan and financial and other information, as it shall reasonably require with respect to the Borrower (including Foodarama and its subsidiaries), the foregoing to be in form and substance satisfactory to the Agent.

7)                         Agent or its representatives shall have the opportunity to meet with Borrower’s (including Foodarama and its subsidiaries’) management to discuss Borrower’s (including Foodarama and its subsidiaries’) business, its business plan, any collateral audit or appraisal issues, or other matters that may arise in connection with Agent’s due diligence efforts.

8)                         There shall have been no material adverse change in the business, operations, assets, properties, liabilities, profits, prospects or financial position of the Borrower (including Foodarama and its subsidiaries), as determined by the Agent in its sole discretion.

9)                         Each Borrower and each Guarantor shall be required to satisfy Agent on the closing date that after giving effect to the Transactions, it is solvent, able to meet its obligations as they mature and has sufficient capital to enable it to operate its business.

10)                  Foodarama and its operating subsidiaries shall not have any trade accounts payable outstanding beyond trade terms.

11)                  Borrower’s (including Foodarama and its subsidiaries’) tax assumptions, capital, organization, ownership and legal structure must be satisfactory to Agent and not impair the ability of the Agent to enforce its claims against the collateral; all collateral must be freely pledgeable as collateral security for the Credit Facilities and all loans under the Credit Facilities must be in compliance with all federal and state securities laws (including, without limitation, Regulation U).

12)                  No Borrower (including Foodarama and its subsidiaries) or Guarantor (or any officer or affiliate thereof) is or shall become sanctioned or targeted under any Federal regulation governing Foreign Asset Control, or any other comparable statute or regulation.

13)                  SHC shall be capitalized by the Saker Family with not less than 43% of the presently outstanding capital stock of Foodarama.

14)                  Foodarama’s Board of Directors (a) shall have received and accepted a fairness opinion from a financial advisor reasonably acceptable to Agent endorsing the fairness to Foodarama’s minority stockholders of the terms of SHC’s tender offer for Foodarama and (b) shall have approved and endorsed SHC’s tender offer for Foodarama, the share exchange described in paragraph 15 below and all other Transactions.

15)                  Prior to being able to draw on the Credit Facilities, (a) SHC must own and/or have tendered to it an amount of Foodarama’s capital stock which would allow a short form merger between SHC and Foodarama, (b) the Foodarama share exchange contemplated by SHC shall have been approved by all necessary shareholder and other action and (c) SHC and Foodarama shall have entered into a short form merger agreement, effective post-share exchange.  All conditions under applicable contract and applicable securities and other law (including, without limitation, federal going private laws and regulations) to the consummation of the Transactions shall have been satisfied pursuant to terms disclosed to, and acceptable to, Agent, and the Agent shall have received evidence satisfactory to it that the consummation of the Transactions shall not violate any requirements or provisions of applicable contract or applicable securities and other law.

Assignments/

Syndication:                                                                         GMAC CF shall have the right at any time to sell, assign or transfer any portion of the Credit Facilities to one or more other lenders.  Any commitment of GMAC CF with respect to the Credit Facilities shall be subject to there being no material disruption of, or material adverse change in, the financial, banking or capital markets that could, in GMAC CF’s judgment, materially impair GMAC CF’s ability to syndicate the Credit Facilities.  GMAC CF intends to syndicate the Credit Facilities to other financial institutions identified by it in consultation with SHC prior to, concurrently with or subsequent to, the closing of the Credit Facilities. GMAC CF may initiate discussions with potential lenders relating to the syndication of the Credit Facilities upon your execution of this letter. To actively assist GMAC CF in its syndication efforts, Borrower (including Foodarama and its subsidiaries) agrees (i) to provide and cause its advisors to provide GMAC CF and other proposed syndicate members upon request, with all information with respect to the business of Borrower (including Foodarama and its subsidiaries and affiliates) that is deemed necessary by GMAC CF to complete the syndication including, without limitation, all financial information, evaluations and projections as may reasonably be requested by GMAC CF, subject to standard confidentiality limitations to be agreed upon; (ii) to assist GMAC CF upon its request in the preparation of an information memorandum to be used in connection with the syndication of the Credit Facilities, and (iii) to otherwise assist GMAC CF in its syndication efforts, including by making officers of Borrower (including officers of Foodarama and its subsidiaries) and their respective affiliates available from time to time to attend and make presentations regarding the business and prospects of Borrower (including officers of Foodarama and its subsidiaries), as appropriate, at one or more meetings or conference calls with potential lenders.

GMAC CF may change pricing or make structural changes to the Credit Facilities described above if GMAC CF determines, before or after the closing date, that such changes are reasonably required in order to ensure the Successful Syndication of the Credit Facilities on terms that are acceptable to GMAC CF. A Successful Syndication is defined as one in which GMAC CF holds an aggregate commitment under the Credit Facilities of not more than $45,000,000 no later than ninety (90) days after the closing date.

By signing this letter, Richard Saker and Borrower each jointly and severally agree to pay on demand all costs, fees and expenses incurred or to be incurred by Agent and/or any Lender who has committed on or before the date of this letter to provide all or part of Term Loan B in connection with the consideration, examination, review, documentation, administration, syndication and/or closing of the Credit Facilities, including but not limited to auditor fees, counsel fees, appraisers’ fees and all other out-of-pocket expenses relating to any of the foregoing, whether or not the financing transaction contemplated by this letter shall be closed, and whether or not any terms, conditions, and/or requirements herein are hereafter modified.

In addition, by signing this letter, Richard Saker and Borrower each jointly and severally agree that so long as GMAC CF is proceeding in good faith to complete the transaction described herein, GMAC CF shall have the exclusive right to provide the financing described in this letter.

Richard Saker and Borrower each jointly and severally agree to indemnify Agent and each Lender with respect to any third party claims made against Agent and Lenders arising out of this letter, except to the extent a court of competent jurisdiction by final nonappealable order holds that such claims arose out of Agent’s or Lender’s gross negligence or willful misconduct and further agree that in any action arising from an alleged breach of this letter the only damages that may be sought are those which are direct and reasonably foreseeable as the probable result of any breach hereof and any right to indirect, special or punitive damages or lost anticipated profits is hereby waived.

This letter will be governed by the laws of the State of New York (without regard to the conflicts of laws thereof).  THE PARTIES HERETO WAIVE THE RIGHT TO TRIAL BY JURY IN ANY LITIGATION ARISING OUT OF THIS LETTER.

This letter has been issued in reliance upon the accuracy of all information furnished to GMAC CF by or on behalf of the Borrower (including Foodarama and its subsidiaries) and is delivered to SHC on the condition that neither it, any related fee letter, any related proposal letter nor their contents or their substance, will be disclosed to any third party except those in a confidential relationship to SHC and as SHC may be legally compelled to disclose same (including, without limitation, by way of deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process, or federal or state securities laws) without the prior written consent of GMAC CF.  No disclosure shall be made to any other financial institution or intermediary.  In addition, no portion of this letter or any fee letter may be relied upon by any third party, nor is the commitment hereunder with respect to the Credit Facilities assignable by the Borrower, in whole or in part, to any third party.

GMAC CF reserves the right to review and approve, in advance, all materials, press releases, advertisements and disclosures that Borrower (including Foodarama and its subsidiaries) or Richard Saker prepares that contain GMAC CF’s or any affiliate’s name or describe GMAC CF’s financing commitment.

Please acknowledge the agreement of Richard Saker and the Borrower with the foregoing by signing and returning, by November 30, 2005, each of the enclosed copy of this letter, and a copy of the Fee Letter dated November 23, 2005.  Expense deposits may be required as we proceed with further due diligence and when we commence legal documentation.  Any unused portion of expense deposits received will be either credited to the fees payable upon closing or refunded after all reimbursable expenses incurred by Agent in connection with the Credit Facilities have been reimbursed and all fees due hereunder have been paid.  This commitment shall be null and void if it is not accepted by Richard Saker and Borrower by the date set forth above and, if accepted as aforesaid, the commitment of GMAC CF under this letter with respect to the Credit Facilities shall expire on March 8, 2006, unless extended by GMAC CF in its sole discretion.

The terms and conditions set forth in this letter supersede any and all prior discussions between GMAC CF, Richard Saker and Borrower (including Foodarama and its subsidiaries) relating to the subject matter hereof and that certain proposal letter issued on August 11, 2005 by GMAC CF to Borrower and Richard Saker.

Upon the closing of the Credit Facilities, Richard Saker, but not the Borrower, shall be released from his obligations hereunder.

We look forward to working with you and would be happy to discuss this letter with you at your convenience.

Very truly yours,

GMAC Commercial Finance LLC

By:	/s/ Thomas Maile
	Name:	Thomas Maiale
	Title:	Director

Agreed:	/s/ Richard Saker

Richard Saker, Individually and on behalf of Borrower